Exhibit 21.1

Name of Subsidiaries	Location	Jurisdiction	Operating Name
A.C. Technical Acquisition Corp.	Ontario	Ontario	A.C. Technical Acquisition Corp.
A.C. Technical Systems Ltd.	Ontario	Ontario	A.C. Technical Systems Ltd.